March 21, 2011                                                                VIA EDGAR

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention:	Rufus Decker
Accounting Branch Chief

Re:
Aceto Corporation Response to Staff Comments on Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010

File No. 0-4217

Dear Mr. Decker:

Thank you for your March 10, 2011 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto (in thousands).

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

1.	We note your response to comment five from our letter dated February 23, 2011. Please address the following so that we may more fully understand your accounting treatment:

●	Tell us when you first entered into discussions with Rising Pharmaceuticals, Inc. regarding a possible acquisition;

United States Securities and
  Exchange Commission
March 21, 2011

Response: We first entered into discussions with Rising Pharmaceuticals, Inc. in May 2010, regarding a possible acquisition. A confidentiality agreement was executed on May 13, 2010.

●	Tell us the date you signed the Letter of Intent with Rising; and

Response:       We signed the Non-Binding Letter of Intent on September 22, 2010.  It was understood that the Letter of Intent was non-binding and expressed only an indication of interest with respect to the proposed purchase of the assets by Aceto. A legally binding obligation could only arise following the execution and delivery of a detailed definitive agreement. The Letter of Intent included a 90 day due diligence period.  On December 15, 2010, the Company and Rising entered into an asset purchase agreement. This asset purchase agreement was subject to certain conditions, including the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company had completed the acquisition of certain assets of Rising on December 31, 2010.

●	Explain, in detail, the circumstances surrounding your repatriation of $6 million in June 2009.

Response:        In June 2009, the Company repatriated $6,000 of earnings from certain foreign subsidiaries. The primary reason for this repatriation was in connection with our crop protection business, which markets certain agricultural chemicals which are subject to the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA).  FIFRA requires that test data be provided to the Environmental Protection Agency (EPA) to register, obtain and maintain approved labels for pesticide products. At June 30, 2009, we planned to acquire product registrations and related data filed with the United States EPA as well as pay various task force groups which assist in maintaining the data necessary to keep the EPA registration current, which in total, was expected to approximate $6,300 over the coming fiscal year. The repatriation in June 2009 assisted with the funding of these costs related to our crop protection business. Our intent was that this was a one-time event related to the future investment in our crop protection business. Instead of borrowing against our revolving credit facility, we determined it was economically more beneficial to repatriate $6,000 of earnings from certain foreign subsidiaries to fund these investments in new products.  At that time and as of the present time, we do not expect any further repatriation of earnings from our foreign subsidiaries related to the investment in our crop protection business.

United States Securities and
  Exchange Commission
March 21, 2011

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer

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